
Mail Stop 3720

May 12, 2010

Mr. Bernard L. Han
Executive Vice President and Chief Financial Officer
EchoStar Corporation
100 Inverness Terrace East
Englewood, CO 80112-5308

      RE: **EchoStar Corporation**
                Form 10-K for the Fiscal Year Ended December 31, 2009
                Filed March 1, 2010, as amended March 17, 2010
                Definitive Proxy Statement on Schedule 14A
                Filed March 25, 2010
                File No. 001-08610

Dear Mr. Han:

      We have reviewed your filing and have the following comments. Please address the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Definitive Proxy Statement

Election of Directors, page 4

1. We note your disclosure that describes your directors' qualifications to serve on your board. However, this disclosure only identifies the principal occupations and employment of each director with some specific references to certain occupations and employment. In future filings, please expand your disclosure with respect to each director to specifically discuss what aspects of the individual's experience led the board to conclude that the person should serve as a director for the company, as well as any other relevant qualifications, attributes or skills that were considered by the board. See Item 401(e) of Regulation S-K.

2. We note your disclosure regarding the Board Leadership Structure on page 8. In future filings, please expand your disclosure to discuss why this structure is the most appropriate one for your company. See Item 407(h) of Regulation S-K.

Risk Assessment, page 30

3. We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach your conclusions.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

     Please contact Scott Hodgdon, Attorney-Advisor, at (202) 551-3273, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

             Sincerely,

             Larry Spirgel
             Assistant Director